UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

Diversicare Healthcare Services, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

007586100

(CUSIP Number)

Ryan D. Thomas

Bass, Berry & Sims PLC

150 Third Avenue South, Suite 2800

Nashville, TN 37201

(615) 742-7765

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 10, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 8 Pages)

1	NAME OF REPORTING PERSONS. Covington Health Group, LLC I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 45-2041708
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS ☐ REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 282,427
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 282,427
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 282,427
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) ☐ EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.64%**
14	TYPE OF REPORTING PERSON OO

**Based on 6,086,344 shares of common stock outstanding as of February 14, 2014, as reported by Diversicare Healthcare Services, Inc. on Form 10-K for its fiscal year ended December 31, 2013.

(Page 2 of 8 Pages)

1	NAME OF REPORTING PERSON John E. McMullan I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS ☐ REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 215,060
	8	SHARED VOTING POWER 282,427
	9	SOLE DISPOSITIVE POWER 215,060
	10	SHARED DISPOSITIVE POWER 282,427
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 497,487
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) ☐ EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.17%**
14	TYPE OF REPORTING PERSON IN

**Based on 6,086,344 shares of common stock outstanding as of February 14, 2014, as reported by Diversicare Healthcare Services, Inc. on Form 10-K for its fiscal year ended December 31, 2013.

(Page 3 of 8 Pages)

1	NAME OF REPORTING PERSON John F. McMullan I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS ☐ REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 123,000
	8	SHARED VOTING POWER 282,427
	9	SOLE DISPOSITIVE POWER 123,000
	10	SHARED DISPOSITIVE POWER 282,427
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 405,427
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) ☐ EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.66%**
14	TYPE OF REPORTING PERSON IN

**Based on 6,086,344 shares of common stock outstanding as of February 14, 2014, as reported by Diversicare Healthcare Services, Inc. on Form 10-K for its fiscal year ended December 31, 2013.

(Page 4 of 8 Pages)

1	NAME OF REPORTING PERSON Camden Real Estate Company I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 59-1913586
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS ☐ REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,000
	8	SHARED VOTING POWER 282,427
	9	SOLE DISPOSITIVE POWER 30,000
	10	SHARED DISPOSITIVE POWER 282,427
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 312,427
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) ☐ EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.13%**
14	TYPE OF REPORTING PERSON CO

**Based on 6,086,344 shares of common stock outstanding as of February 14, 2014, as reported by Diversicare Healthcare Services, Inc. on Form 10-K for its fiscal year ended December 31, 2013.

(Page 5 of 8 Pages)

Explanatory Note

This Amendment No. 12 to Schedule 13D (“Amendment No. 12”) constitutes the twelth amendment to the Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on May 20, 2011, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on July 28, 2011, Amendment No. 2 to Schedule 13D filed with the Commission on August 5, 2011, Amendment No. 3 to Schedule 13D filed with the Commission on August 15, 2011, Amendment No. 4 to Schedule 13D filed with the Commission on September 29, 2011, Amendment No. 5 to Schedule 13D filed with the Commission on November 22, 2011, Amendment No. 6 to Schedule 13D filed with the Commission on January 13, 2012, Amendment No. 7 to Schedule 13D filed with the Commission on May 11, 2012, Amendment No. 8 to Schedule 13D filed with the Commission on May 16, 2012, Amendment No. 9 to Schedule 13D filed with the Commission on June 5, 2012, Amendment No. 10 to Schedule 13D filed with the Commission on June 13, 2012 and Amendment No. 11 to Schedule 13D filed with the Commission on June 25, 2012 (“Amendment No. 11”). This Amendment No. 12 amends and supersedes Amendment No. 11 as specifically set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the original Schedule 13D.

Item 2.	Identity and Background

Joseph T. Watters, III withdrew from the group of Reporting Persons. The purpose of this Amendment No. 12 is to reflect the withdrawal of Mr. Watters from the group of Reporting Persons.

Item 5.	Interest in Securities of the Issuer

(a) See pages 2 – 5 of cover pages. The Reporting Persons together as a group own 650,487 shares of the Issuer’s common stock, which constitutes 10.6% of the Issuer’s common stock.

(b) See pages 2 – 5 of cover pages.

(c) N/A

(d) N/A

(e) N/A

Reporting Person: Covington Health Group, LLC

-	Covington Health Group, LLC distributed 44,617 shares of the Issuer to Mr. Watters as a result of his withdrawal from the group of Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The two individuals who are reporting ownership of Issuer stock by themselves or their affiliates do not have any written agreement which governs their relationship to one another with respect to such ownership. They have determined as a group to invest in stock of the Issuer. They intend to act by consensus with respect to their ownership and voting of the Issuer’s stock (both as to their individual and affiliates’ holdings, as well as the holdings of Covington Health Group, LLC). However, any of them may elect to dispose of their or their affiliates’ stock in the Issuer or to acquire more stock in the Issuer on their own behalf and not through Covington Health Group, LLC, and to vote their stock other than as determined by consensus. The investments of the individuals in Covington Health Group, LLC are based on their respective ownership interests, as would be their shares of profits or losses therefrom.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is amended by adding the following exhibit thereto:

Exhibit A	Joint Filing Agreement, dated April 10, 2014, by and among Covington Health Group, LLC, Camden Real Estate Company, John F. McMullan and John E. McMullan (which supersedes the Joint Filing Agreement, dated May 20, 2011, which was previously filed)

(Page 6 of 8 Pages)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: April 10, 2014

COVINGTON HEALTH GROUP, LLC*

By:	/s/ John E. McMullan
Name:	John E. McMullan
Title:	Manager

CAMDEN REAL ESTATE COMPANY*

By:	/s/ John F. McMullan
Name:	John F. McMullan
Title:	President

/s/ John E. McMullan*
John E. McMullan

/s/ John F. McMullan*
John F. McMullan

* By Attorney-in-Fact, pursuant to Power of Attorney

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute

Federal criminal violations (See 18 U.S.C. 1001)

(Page 7 of 8 Pages)